CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Anooraq Resources Corporation

We have audited the accompanying consolidated balance sheets of Anooraq Resources Corporation (the Company) as at December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive loss, shareholders equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Companys management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in conformity with Canadian generally accepted accounting principles.

As discussed in note 4 to the consolidated financial statements, the Company changed its method of accounting for financial instruments and derivatives in 2007.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 13 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal ControlIntegrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2008 expressed an unqualified opinion on the effectiveness of the Companys internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

June 25, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2007	2006

Assets

Current assets
Cash and equivalents	$7,131,821	$12,775,145
Amounts receivable	167,779	159,079
Due from related parties (note 9)	–	138,616
Prepaid expenses	469,555	104,164
	7,769,155	13,177,004

Deferred financing costs (note 7)	–	337,852
Equipment (note 5)	105,494	73,315
Mineral property interests (note 6)	9,078,714	8,240,751
	$16,953,363	$21,828,922

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$475,102	$1,027,709
Due to related parties (note 9)	45,609	6,435
Current portion of term loan (note 7)	1,892,197	–
	2,412,908	1,034,144

Term loan (note 7)	9,806,636	11,818,677
	12,219,544	12,852,821

Shareholders' equity
Share capital (note 8(a))	51,855,350	50,207,363
Contributed surplus	13,254,905	4,849,043
Deficit	(60,376,436)	(46,080,305)
	4,733,819	8,976,101

Nature of operations (note 1)
Commitments (notes 6(b) and 8(c))
Proposed transaction (note 12 )
	$16,953,363	$21,828,922

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

	Year ended December 31
	2007	2006	2005
Expenses
Accounting, audit and legal	$416,745	$690,132	$474,422
Accretion on term loan	112,459	13,879	–
Conference and travel	492,106	360,959	646,992
Consulting	177,809	154,578	965,720
Exploration (schedule)	876,900	751,325	5,240,321
Foreign exchange loss (gain)	(588,115)	(34,817)	68,720
Gain on disposal of equipment	–	(41,291)	–
Interest expense	2,042,711	399,062	–
Interest income	(799,985)	(263,820)	(119,779)
Office and administration	451,908	354,353	551,278
Salaries and benefits	2,016,689	1,511,874	1,659,465
Stock-based compensation - office and administration (note 8(b))	7,215,670	9,137	1,822,010
Stock-based compensation - exploration (note 8(b))	1,491,849	15,209	714,243
Shareholders communications	258,882	289,824	260,155
Trust and filing	269,503	415,440	85,254
Loss before the following	14,435,131	4,625,844	12,368,801
Future income tax recovery (note 10)	(139,000)	(121,000)	(65,000)
Loss for the year	14,296,131	4,504,844	12,303,801
Other comprehensive loss	–	–	–
Total Comprehensive Loss	$14,296,131	$4,504,844	$12,303,801

Basic and diluted loss per share	$0.08	$0.03	$0.08

Weighted average number of common shares outstanding	168,377,927	148,220,407	148,107,407

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

		Year ended		Year ended
	December 31, 2007		December 31, 2006

	Number of		Number of
Share capital	shares		shares
Balance at beginning of the year	148,220,407	$50,207,363	148,220,407	$50,207,363
Share purchase options exercised at $1.40 per share	883,200	1,236,480	–	–
Share purchase options exercised at $0.95 per share	100,000	95,000	–	–
Share purchase options exercised at $2.97 per share	5,000	14,850	–	–
Fair value of stock options allocated to shares issued on exercise	–	301,657	–	–
Common shares issued (note 6(b))	36,000,000	–	–	–
Balance at end of the year	185,208,607	$51,855,350	148,220,407	$50,207,363

Contributed surplus
Balance at beginning of the year		$4,849,043		$4,824,697
Stock-based compensation		8,707,519		24,346
Fair value of stock options allocated to shares issued on exercise		(301,657)		–
Balance at end of the year		$13,254,905		$4,849,043

Deficit
Balance at beginning of the year		$(46,080,305)		$(41,575,461)
Loss for the year		(14,296,131)		(4,504,844)
Balance at end of the year		$(60,376,436)		$(46,080,305)

TOTAL SHAREHOLDERS' EQUITY		$4,733,819		$8,976,101

The accompanying notes are an integral part of these consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended December 31
	2007	2006	2005
Operating activities
Loss for the year	$(14,296,131)	$(4,504,844)	$(12,303,801)
Items not involving cash
Amortization included in exploration expenses	24,009	30,862	48,503
Accretion on term loan	112,459	13,879	–
Future income tax recovery	(139,000)	(121,000)	(65,000)
Accrued interest on term loan (note 7)	1,775,862	253,071	–
Stock-based compensation (note 8(b))	8,707,519	24,346	2,536,253
Gain on disposal of equipment	–	(41,291)	–
Unrealized foreign exchange gain	(410,350)	(114,000)	(165,312)
Equity loss in exploration expenditures (note 6)	920,608	555,677	317,709
Changes in non-cash operating working capital
Amounts receivable	(8,700)	(80,307)	434,717
Amounts due to and from related parties	177,790	235,692	(184,266)
Prepaid expenses	(365,391)	11,905	22,573
Accounts payable and accrued liabilities	(200,966)	303,416	(1,034,237)
Cash and equivalents used by operating activities	(3,702,291)	(3,432,594)	(10,392,861)

Investing activities
Purchase of equipment	(56,188)	(9,066)	(24,671)
Proceeds on disposal of equipment	–	120,343	–
Equity investment (note 6)	(1,481,571)	(59,428)	(95,039)
Cash and equivalents provided by (used by) investing activities	(1,537,759)	51,849	(119,710)

Financing activities
Issuance of common shares	1,346,330	–	157,500
Financing costs paid	(445,917)	–	–
Term loan	–	10,710,078	–
Cash and equivalents provided by financing activities	900,413	10,710,078	157,500

Effect of exchange rate changes on cash and equivalents	(1,303,687)	855,528	–
Increase (decrease) in cash and equivalents	(5,643,324)	8,184,861	(10,355,071)
Cash and equivalents, beginning of year	12,775,145	4,590,284	14,945,355
Cash and equivalents, end of year	$7,131,821	$12,775,145	$4,590,284

Supplementary information
Interest paid	$266,849	$145,991	$73,855
Interest received	$(799,985)	$(239,329)	$(193,634)
Miscellaneous income	$–	$(24,491)	$–
Taxes paid	$–	$–	$–

Non-cash operating, financing and investing activities
Financing costs accrued in accounts payable and accrued liabilities	$–	$351,641	$–
Fair value of options allocated to shares issued on exercise	$301,657	$–	$75,506

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

Republic of South Africa	Year ended December 31
	2007	2006	2005
Northern Limb of the Bushveld Complex
Amortization	$24,009	$30,862	$48,503
Assays and analysis	200	17,125	1,112,445
Drilling	–	–	2,023,315
Engineering	19,784	53,423	501,068
Environmental and socioeconomic	–	10,126	63,316
Geological and consulting	41,369	55,582	718,439
Graphics	5,104	2,426	2,661
Property fees and assessments	9,303	18,168	78,777
Property option payments	12,016	32,548	31,108
Site activities	12,717	34,484	247,249
Transportation	4,036	2,098	99,561
	128,538	256,842	4,926,442

Eastern Limb of the Bushveld Complex
Assays and analysis	–	21,268	20,963
Drilling	–	376,406	182,014
Engineering	–	88,361	37,101
Geological and consulting	748,362	8,448	40,896
Graphics	–	–	1,200
Property fees and assessments	–	–	1,440
Site activities	–	–	29,950
Transportation	–	–	315
	748,362	494,483	313,879

Exploration expenses before the following	876,900	751,325	5,240,321
Stock-based compensation (note 8(b))	1,491,849	15,209	714,243
Exploration expenses	2,368,749	766,534	5,954,564
Cumulative expenditures, beginning of year	23,613,314	22,846,780	16,892,216
Cumulative expenditures, end of year	$25,982,063	$23,613,314	$22,846,780

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (note 6).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. While the Company forecasts that it has adequate cash and cash equivalents to fund identified 2008 expenditure requirements, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

The Company's investment in the Ga-Phasha joint venture (note 6(b)) is accounted for using the equity method.

All material intercompany balances and transactions have been eliminated.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash. At December 31, 2007, of the $7,131,821 cash and equivalents held by the Company, $6,557,885

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

(ZAR 45,540,868) were held in South African Rand (“ZAR”) (2006 – $11,738,214 (ZAR 71,011,579)).

(b)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations and periodic option payments are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Company, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has been determined to have occurred.

(d)	Investments

Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures which the Company jointly controls and are not variable interest entities are accounted for using the proportionate consolidation method.

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the amount that is considered to be more likely than not to be realized.

(f)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. For all years presented, income (loss) available to common shareholders equals the reported loss.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

Diluted income (loss) per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the years presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(g)	Translation of foreign currencies

The Company's functional currency is the Canadian dollar. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at fair value, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the year. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(h)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the impairment of mineral property interests, determination of reclamation obligations, determination of valuation allowances for future income tax assets, and the assumptions used in determining fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

(i)	Stock-based compensation

The Company has a share option plan which is described in note 8(b). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based compensation is measured at the fair value on the grant date and charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(j)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(k)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary. The Company has concluded that the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

(l)	Segment disclosures

The Company operates in a single operating segment, being the exploration of mineral properties in South Africa.

(m)	Comparative figures

Certain of the prior years’ comparative figures have been restated to conform to the presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICY

(a)	Newly Adopted Accounting Policies

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments and accounting changes. As required by the transitional provisions of these new standards, these new standards have been adopted with no restatement to prior period financial statements.

(i) Section 3855 – Financial Instruments – Recognition and Measurement

This standard requires all financial instruments within its scope, including derivatives, to be recognized on the balance sheet and measured either at fair value or, in certain circumstances at cost or amortized cost.

All financial instruments are classified into one of the following categories: held for trading, held- to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net income (loss).
  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income when the asset is sold or deemed to be permanently impaired.
  Held for trading financial instruments are measured at fair value. All changes in fair value are included in net income (loss) in the current period..
  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net income (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in accumulated other comprehensive income.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. On adoption of the standards on January 1, 2007, the Company’s outstanding financial assets and liabilities were recognized and measured in accordance with the new requirements as if these requirements had always been in effect. However, no adjustments to opening deficit or opening accumulated other comprehensive income were required. In accordance with this new standard, deferred financing costs of $337,852 relating to the issuance of the term loan are no longer presented as a separate asset on the balance sheet and are now included in the carrying value of the term loan, and are amortized to interest expense using the effective interest rate method.

(ii) Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(iii) Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company’s shareholder equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net income (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net income to be presented in other accumulated comprehensive income until it is considered appropriate to recognize into net income. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity. As at December 31, 2007, the Company had no accumulated other comprehensive income and for the year ended December 31, 2007, comprehensive loss equals net loss.

(iv) Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

correction of errors. As a result, changes in accounting policies are only permitted when required by a primary source of generally accepted accounting principles or when the change will result in more reliable and more relevant information.

(b)	Accounting Policies Not Yet Adopted

(i ) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008, The Company is currently evaluating the effects of adopting this standard.

(ii) Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008. The Company expects that its disclosures will be expanded to incorporate the additional requirements.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(iv) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

5.	EQUIPMENT

	December 31, 2007			December 31, 2006
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$66,840	$14,575	$52,265	$10,651	$6,144	$4,507
Vehicles	116,368	63,139	53,229	116,368	47,560	68,808
	$183,208	$77,714	$105,494	$127,019	$53,704	$73,315

6.	MINERAL PROPERTY INTERESTS

	Year ended	Year ended
	December 31, 2007	December 31, 2006
Ga-Phasha Project (note 6(b))
Balance, beginning of year	$4,040,751	$4,302,000
Equity loss – exploration expenses	(920,608)	(555,677)
Net investments during the period	1,481,571	59,428
Equity gain – future income tax recovery	139,000	121,000
Equity gain – foreign exchange	138,000	114,000
Ga-Phasha Project, end of year	4,878,714	4,040,751
Platreef Properties – acquisition costs (note 6(a))	4,200,000	4,200,000
Balance, end of year	$9,078,714	$8,240,751

(a)	Northern Limb of the Bushveld Complex, South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

Pursuant to the acquisition agreement, the Company issued 378,500 shares during the period October 1999 to November 2003. On November 13, 2003, the Company issued an additional 400,000 common shares as full and final negotiated settlement under this agreement and thereby completed its acquisition of Plateau.

In South Africa, many mineral claim areas were historically defined by farm boundaries and are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited. The option required staged issuances of a maximum of 500,000 common shares of the Company (of which 412,500 shares have been issued to December 31, 2007 and no further share issuances are expected) and aggregate cash payments up to a maximum of US$350,000 (of which US$99,250 and $15,000 have been paid).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the pre-existing Platreef properties. The Company has allowed the option to purchase the farms to lapse during the year.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from South African Rand ("ZAR") 3 per hectare to ZAR 18 per hectare are payable to the DME. The Company is currently in discussions to extend the agreement.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda (“Rustenburg”)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a wholly owned subsidiary of Anglo American Platinum Corporation Limited ("Anglo Platinum"), for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totaling ZAR 25 million within five years. The Company is required to, and did, spend ZAR 2.5 million in year one, ZAR 5 million in year two, and was required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not completed its exploration expenditure requirement from year three to five, and both parties have mutually agreed to suspend indefinitely the expenditures requirements for years three to five.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Boikgantsho (“Drenthe-Overysel”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company contributed its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier 777LR. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum formed an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, Anglo Platinum has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

(b)	Eastern Limb of the Bushveld Complex, South Africa

Ga-Phasha

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totaling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company, by virtue of being majority owned by HDSA’s. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into in September 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a pre-feasibility study.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil, plus related transaction costs.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial, legal, advisory, and other fees	1,419,329
Estimated South African stamp duties	15,000
Book value of Micawber's net assets acquired	–
Future income taxes	1,385,255
Acquisition cost, Ga-Phasha Project	$5,875,000

Commencing September 29, 2004 (the date of completion of the reverse take-over transaction), the Company has accounted for its interest in Micawber, which holds the Ga-Phasha Project, using the equity method.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding would allow for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The share exchange agreement further provided that, to the extent that if no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares were required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement, the following occurred during the current fiscal year:

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement.

(ii)

Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”) exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure that, at a minimum, Anooraq retains its status as a 52% controlled Black Economic Empowerment ("BEE") company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the exercise of the BEE Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the BEE Warrants to allow Pelawan to finance the exercise of the BEE Warrants by way of a Bridge Loan Facility from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, on December 20, 2007, Pelawan exercised the BEE Warrants at a price per common share of $1.35 by depositing an escrowed amount equal to the aggregate exercise price for the BEE Warrants ($ 225 million or ZAR 1,586 billion) into an interest bearing account with RMB, to be released pursuant to a Deposit Account Agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions, as follows:

The earlier of:

  Pelawan repaying the Bridge Loan Facility in full.
  Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the deposit account with RMB, and Pelawan granting RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility.
  Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the deposit account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should come from a counterparty acceptable to RMB and approved by the Company.
  Pelawan encumbering its Anooraq shares in favour of RMB. The value of the shares to be encumbered to RMB should equal the amount requested to be released from the deposit account. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period.

and;

  Evidence to the satisfaction of RMB that all necessary regulatory approvals in respect of the subscription of Anooraq shares and the issue thereof pursuant to Pelawan’s exercise of the BEE Warrants has been received.

The common shares underlying the BEE Warrants will be issued to Pelawan upon receipt from escrow by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release.

Should the common shares underlying the BEE Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 81% of the current issued and outstanding common shares of the Company. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa from Anglo Platinum (note 12). Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise nor the interest earned from the deposit account and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the Settlement Agreement.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

7.	TERM LOAN

	As at	As at
	December 31, 2007	December 31, 2006
Total term loan	$11,698,833	$11,818,677
Current portion	(1,892,197)	–
Non-current portion	$9,806,636	$11,818,677

In November 2006, the Company, through its wholly owned subsidiary Plateau, entered into a 70 million ZAR term loan agreement with Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo Platinum Limited. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa.

The first interest payment is due and payable in January 2008, with other subsequent interest payments due and payable in six month intervals thereafter. No principal payments are required until maturity of the loan on September 30, 2010. However, the agreement allows for early repayment at the option of the Company. In connection with the loan, the Company incurred financing fees of $445,917, equal to 4% of the loan. As at December 31, 2006, the unamortized fees totaled $337,852. Effective January 1, 2007, the unamortized amount was reclassified to the carrying value of the term loan in accordance with CICA Section 3855.

The Company is required to spend 85% of the loan amount to fund work towards the preparation of and operational expenditures contemplated in a bankable feasibility study for the Ga-Phasha project. Accrued interest expense on the term loan amounted to $1,888,321 (ZAR 12,263,772) for the year ended December 31, 2007 (2006 – $253,071 (ZAR 1,498,346)) and has been included in the carrying value of the term loan.

Pursuant to security agreements entered into in connection with the loan, the Company has ceded as security, its interest in Micawber.

8.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Share option plan

The Company has a share option plan approved by the Company’s shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to, as at December 31, 2007, acquire up to 18,300,000 common shares, of which 7,695,000 options were outstanding and 4,770,000 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 to 90 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted. The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, December 31, 2004	$1.87	2,610,000	1.54
Granted	1.39	4,233,200
Exercised	0.79	(200,000)
Expired	2.00	(1,522,500)
Cancelled	1.60	(342,500)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.90	(235,000)
Expired	1.84	(555,000)
Balance, December 31, 2006	$1.39	3,988,200	3.23
Granted	2.99	5,005,000
Exercised	1.36	(988,200)
Cancelled	1.40	(310,000)
Balance, December 31, 2007	$2.43	7,695,000	4.12

Options outstanding and exercisable at December 31, 2007 were as follows:

		Number of		Weighted
		options	Number of	average life
Expiry date	Option price	outstanding	options vested	(years)
December 17, 2010	$1.40	2,695,000	2,695,000	3.0
July 1, 2010	$2.97	119,000	119,000	2.5
October 15, 2012	$3.27	376,000	251,000	4.8
October 15, 2012	$2.97	4,505,000	4,250,000	4.8
Total		7,695,000	7,315,000
Average option price		$2.43	$2.40

The exercise prices of all share purchase options granted during the period were equal to or greater than the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2007	2006	2005
Stock-based compensation – Exploration	$ 1,491,849	$ 15,209	$ 714,243
Stock-based compensation – Office and administration	7,215,670	9,137	1,822,010
Credited to contributed surplus during the period	8,707,519	24,346	2,536,253

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

The fair value of the options granted during the year ended December 31, 2007 was $9,320,262 (2006 – $Nil, 2005 – $2,523,653). The assumptions used to estimate the fair value of options granted during the period were:

	2007	2006	2005
Risk free interest rate	4%	–	3%
Expected life	2.5 - 5 years	–	4 years
Volatility	71 - 74%	–	82%
Expected dividends	nil	–	nil

(c)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry date	June 1,	December 31,
	2005	2008
Exercise price	$2.50	$1.35	TOTAL

Balance, December 31, 2004	5,333,334	–	5,333,334
Issued	–	–	–
Exercised	–	–	–
Expired	(5,333,334)	–	(5,333,334)
Balance, December 31, 2005 and 2006	–	–	–
Issued (note 6(b)(ii))	–	167,000,000	167,000,000
Reserved for exercise (note 6(b))	–	(167,000,000)	(167,000,000)
Expired	–	–	–
Balance, December 31, 2007	–	–	–

Pursuant to the Amending Agreement in note 6(b), Pelawan has exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1,586 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions (note 6(b)). The common shares underlying the Warrants has been reserved for issuance to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release. Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the deposit account and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the Settlement Agreement.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

9.	RELATED PARTY TRANSACTIONS AND BALANCES

			Year ended
	Note		December 31
Services rendered by	ref	2007	2006	2005
Hunter Dickinson Services Inc.	(a)	$798,330	$1,023,633	$1,297,159
Hunter Dickinson Group Inc.	(b)	–	–	9,600
Pelawan Investments (Proprietary) Limited	(c)	–	–	658,035
CEC Engineering Ltd.	(d)	26,589	127,781	166,662

		December 31	December 31
Related party balances receivable		2007	2006
Hunter Dickinson Services Inc.	(a)	$–	$98,820
Southgold Exploration (Proprietary) Limited	(e)	–	39,796
Receivable from related parties		$–	$138,616

		December 31	December 31
Related party balances payable		2007	2006
Hunter Dickinson Services Inc.	(a)	$44,042	$–
CEC Engineering Ltd.	(d)	1,567	6,435
Payable to related parties		$45,609	$6,435

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by eight public companies, one of which is the Company. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

Hunter Dickinson Group Inc. ("HDGI") was a private company with certain directors in common with the Company that provided consulting services to, and incured costs on behalf of, the Company, at market rates.

(c)

Pelawan is a private South African BEE company which is a significant shareholder of the Company and which has certain directors in common with the Company (note 6(b)). Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2005, the Company paid $658,035 for technical, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

(d)

During the year ended December 31, 2007, the Company paid or accrued $26,589 (2006 – $127,781, 2005 – $166,662) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

(e)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

10.	INCOME TAXES

As at December 31, 2007 and 2006 the tax effect of the significant components of the Company’s future tax asset (liability) were as follows:

	December 31,	December 31,
	2007	2006
Future income tax assets
Mineral property interests	$3,675,000	$4,157,000
Loss carry forwards	3,916,000	5,789,000
Equipment	17,000	17,000
Other tax pools	2,330,000	1,386,000
Subtotal	9,938,000	11,349,000
Valuation allowance	(9,938,000)	(11,349,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$633,000	$910,000

The Company’s future income tax liability relates to its equity investment in the Ga-Phasha Project and is classified as part of its equity investment (note 6(b)).

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31,	December 31,	December 31,
	2007	2006	2005
Combined Canadian federal and provincial	34.12%	34.12%	34.87%
statutory rate

Income tax at statutory rates	$(4,972,000)	$(1,578,000)	$(4,313,000)
Stock based compensation	2,971,000	70,000	1,366,000
Other non-deductible items	3,097,000	-	(461,000)
Difference in foreign tax rates	(1,164,000)	(299,000)	455,000
Reduction in statutory tax rates	415,000	336,000	223,000
Effect of unrealized foreign currency loss	925,000	(561,000)	(237,000)
Change in valuation allowance	(1,411,000)	1,911,000	2,902,000
	$(139,000)	$(121,000)	$(65,000)

At December 31, 2007, the Company had losses available for income tax purposes in Canada totalling approximately $12.4 million (2006 – $10.9 million), expiring in various periods from 2008 to 2027. The Company has losses available for income tax purposes in South Africa totaling $2.0 million (2006 – $2.0 million) which can be carried forward indefinitely.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION

For the year ended
December 31, 2007	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$876,900	$876,900
Loss for the year	(10,549,834)	(4,839)	(3,741,458)	(14,296,131)
Total assets	896,740	26,602.	16,030,021	16,953,363
Equipment	–	–	105,494	105,494

For the year ended
December 31, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$751,325	$751,325
Loss for the year	(1,894,272)	(726)	(2,609,846)	(4,504,844)
Total assets	1,252,044	31,441.	20,545,437	21,828,922
Equipment	–	–	73,315	73,315

For the year ended
December 31, 2005	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$5,240,321	$5,240,321
Loss for the year	(4,302,015)	(8,841)	(7,992,945)	(12,303,801)
Total assets	4,645,858	32,166.	9,157,572	13,835,596
Equipment	–	–	174,163	174,163

12.	PROPOSED TRANSACTION

Acquisition of Lebowa Platinum Mines (Limited)

On September 4, 2007, the Company and Anglo Platinum announced that they had entered into a detailed transaction framework agreement (the “TFA”). Pursuant to the TFA, Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines Limited (“Lebowa”) and an effective 1% controlling interest in the Ga-Phasha PGM Project (“Ga-Phasha Project”) for a total cash consideration of South African Rand 3.6 billion (approximately C$480 million). The parties have also reached an agreement, in principle, for the sale of an additional effective 1% controlling interest in both the Boikgantsho and Kwanda projects to Anooraq. This means that Anooraq will own and control Lebowa Platinum Mines as well as the Ga-Phasha, Boikgantsho and Kwanda exploration and development PGM projects through its 51% control interest, with 49% held by Anglo Platinum. These interests will be held through a new holding company.

The Company plans to fund the purchase consideration through a combination of debt and equity. The transaction is subject to a number of conditions and is expected to close during the first half of 2008. Certain of these conditions include:

Completion of confirmatory due diligence; Completion of definitive transaction agreements; Regulatory approvals; Stock exchange approvals;

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

Financing; and Shareholder approvals as required.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting measurement principles, practices and methods used in preparing these financial statements from measurement principles, practices and methods accepted in the United States (“US GAAP”) are described and quantified below.

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

		2007			2006
	Balance,		Balance,	Balance,		Balance,
	Canadian		US	Canadian		US
	GAAP	Adjustments	GAAP	GAAP	Adjustments	GAAP
Current assets	$7,769,155	$–	$7,769,155	$13,177,004	$–	$13,177,004
Equipment	105,494	–	105,494	73,315	–	73,315
Deferred
financing costs (d)	–	273,335	273,335	337,852	–	337,852
Mineral property	9,078,714	–	9,078,714	8,240,751	–	8,240,751
	$16,953,363	$273,335	$17,226,698	$21,828,922	$–	$21,828,922

Current liabilities	$2,412,908	$–	$2,412,908	$1,034,144	$–	$1,034,144
Term loan	9,806,636	273,335	10,079,971	11,818,677	–	11,818,677
Stockholders’	4,733,819	–	4,733,819	8,976,101	–	8,976,101
equity
	$16,953,363	$273,335	$17,226,698	$21,828,922	$–	$21,828,922

There are no material differences between Canadian GAAP and US GAAP on the statements of operations and decifit as well as for total operating, investing or financing cash flows in the consolidated statements of cash flows.

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in differences from Canadian GAAP follows:

a)	Stock based compensation

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

of employee stock options, be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123R, the Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Company's historical stock option forfeiture rates, the expense that would be recognized for US GAAP purposes under SFAS 123R is not materially different from that recorded for Canadian GAAP purposes.

b)	Exploration stage company

Pursuant to US GAAP, the Company would be subject to the disclosure requirements applicable to an exploration stage enterprise as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

c)	Income taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantially enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no material differences between enacted and substantively enacted tax rates for the periods presented.

FASB Interpretation (“FIN”) No. 48: Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No.109, was adopted by the Company on June 1, 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if the position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de- recognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

d)	Deferred financing costs

During the year ended December 31, 2006, costs incurred in connection with the issue of long term debt were deferred and amortized on a straight line basis over the term of the debt under Canadian GAAP. For US GAAP purposes, these costs would be amortized using the effective interest rate method. However, this difference did not have a material impact on the consolidated financial statements during fiscal 2006.. This difference has been eliminated in 2007 upon the adoption of new accounting policies for Canadian GAAP as outlined in Note 4a(i).

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

In accordance with the new standard, the accounting treatment for deferred financing costs is now consistent with US GAAP except that under Canadian GAAP, unamortized deferred financing costs are netted against the related debt where under U.S. GAAP it is shown as deferred financing costs.

e)	Marketable securities

During the prior fiscal years, short-term marketable securities are carried at the lower of aggregate cost or current market value, with any unrealized loss included in the statements of operations for Canadian GAAP purposes.

Under US GAAP, Statement of Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) requires that certain equity investments must be classified into available-for-sale or trading securities and carried at fair market value. Any unrealized holding gains or losses are reported as a separate component of shareholders’ equity until realized for available-for-sale securities, and included in earnings for trading securities.

During the current fiscal year, this difference in accounting treatment has been eliminated due to the Company’s adoption of the new accounting standards pertaining to financial instruments (note 4).

f)	Impact of recent United States accounting pronouncements:

i)

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company beginning on January 1, 2008. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company’s financial statements.

ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for the Company beginning January 1, 2008. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company's financial statements.

iii)

FASB Staff Position (“FSP”) No. FIN 46 (R)-7, The Application of FASB Interpretation No. 46 (R) to Investment Companies, amends interpretation 46 (R) to provide an exception to the scope of the Interpretation for companies within the scope of the AICPA Audit and Accounting Guide (“Guide”). This FSP concludes that no additional consolidation guidance is necessary to the Guide. The Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars, unless otherwise stated)

iv)

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2009 fiscal year.

v)

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non-controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for the Company’s 2009 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.

vi)

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2009 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

vii)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.